UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                     (Amendment No. #1)

Digital Generation Systems, Inc.
(Name of Issuer)

Common Shares, No par value
(Title of Class of Securities)

253921100
(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road
Westport, CT  06880  Attn: David J. Malat 203/429-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2000
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253921100


             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       4,987,911
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       4,987,911
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,987,911
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.76%
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14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, no par value (the "Shares"), of Digital Generation Systems, Inc. (the "Company"), a California corporation. The Company's principal executive office is located at 875 Battery street, Suite 1850, San Francisco, California 94111.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur
J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 4,987,911 of the Company's Shares ("Shares"), and 207,692 warrants (the "Warrants") to which the reporting person disclaims beneficial ownership and which are not yet exercisable due to the exercisability being subject to certain conditions based on the trading prices of the underlying common stock. These conditions have not been satisfied to date. The Shares and Warrants are held in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). As previously reported, the Reporting Person purchased 4,746,178 Shares in a private placement from the Company. In addition, in the same private placement, the Reporting Person was granted 207,692 Warrants. The Reporting Person purchased an additional 241,733 Shares on December 22, 1999 in a private placement.

Item 4.  Purpose of Transaction

The holding of the Shares described herein was conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An employee of the Reporting Person serves on the Board of Directors of the Company, which necessitated this filing. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 4,987,911 Shares. These Shares represent approximately 17.76% of the 28,080,907 Shares that the Reporting Person believes to be outstanding. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 7, 2000, the Reporting Person signed a Voting Agreement (the "Voting Agreement") with the Company relating to a proposed merger (the "Merger") of SG Nevada Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub") with and into StarGuide Digital Networks, Inc., pursuant to a certain Agreement and Plan of Merger (the "Agreement"). Pursuant to such Voting Agreement, the Reporting Person agreed that it would vote all of is 4,987,911 Shares in favor of adoption and approval of the Merger. In addition, pursuant to the Voting Agreement, the Reporting Person has agreed not to sell, transfer, pledge, encumber or otherwise dispose of any Shares or any voting interest in such Shares until the earlier of the effective time of the Merger or the termi-nation of the Agreement.

Item 7.  Material to be Filed as Exhibits

Attached hereto as Exhibit A.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 27, 2000

Pequot Capital Management, Inc.


By:/s/ David J. Malat
   David J. Malat, Chief Accounting Officer
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                                                                    Exhibit A

                             VOTING AGREEMENT


DIGITAL GENERATION SYSTEMS, INC.
875 Battery Street
San Francisco, California

STARGUIDE DIGITAL NETWORKS, INC.
300 East Second Street
Suite 1150
Reno, Nevada


Ladies and Gentlemen:

The undersigned, Pequot Capital Management, Inc., a Connecticut corporation, is a beneficial owner of, or has the right to vote, the number of shares set forth on Schedule 1 hereto (the "Shares") of Digital Generation Systems, Inc., a corporation organized and existing under the laws of the State of California (the "Company"), and wishes to facilitate the merger of SG Nevada Merger Sub, Inc., a wholly- owned subsidiary of the Company ("Merger Sub"), with and into StarGuide Digital Networks, Inc., a corporation organized and existing under the laws of the State of Nevada ("StarGuide"), pursuant to that certain Agreement and Plan of Merger by and among the Company, StarGuide and Merger Sub dated as of July 7, 2000 (the "Agreement" and such merger, the "Merger"). The undersigned recognizes that the Merger will be of benefit to the undersigned, and that approval of the Merger by shareholders of the Company at a meeting of Company shareholders (the "Company Shareholders Meeting") is a condition to the consummation of the Merger and hereby executes and delivers this Voting Agreement pursuant to Section 5.2 of the Agreement. All capitalized terms used and not defined herein shall have the meanings assigned to them in the Agreement.

In consideration of the foregoing and in order to induce StarGuide to act in connection with the Merger, the undersigned hereby agrees, for the benefit of the Company and of StarGuide, to (i) attend the Company Shareholders Meeting, in person or by proxy, or by written consent in lieu of a shareholders meeting, as applicable, and; (ii) vote (or cause to be voted) all Shares in favor of adoption and approval of the Agreement, the Merger, and any other matters necessary to consummate the transactions contemplated in the Agreement in order to effectuate the Merger. The above agreement to vote shall apply also to any adjournment or adjournments of the Company Shareholders Meeting.

From and after the date hereof through the earlier of the Effective Time of the
 Merger or the termination of the Agreement, the undersigned hereby agrees not to sell, transfer, pledge, encumber or otherwise dispose of any Shares or any voting interest in such Shares (collectively, "Transfer"). Any such Transfer of Shares shall be null and void, and such transferee shall have no rights as a shareholder of the Company. To the extent inconsistent with the foregoing provisions of this Voting Agreement, the undersigned hereby revokes any and all proxies granted by him with respect to the Shares, and further agrees to execute and deliver such additional instruments and other documents and to take such further actions as may be necessary or appropriate to effectuate, carry out, and comply with all of its obligations hereunder. Without limiting the generality of the foregoing, the undersigned shall not enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would impair its ability to effectuate, carry out, or comply with all the terms of this Voting Agreement.

The undersigned represents and warrants that: (i) the undersigned has full power and authority to enter into the agreements set forth herein; (ii) this Voting Agreement has been duly executed and delivered and constitutes a valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms; and (iii) the Shares set forth on Schedule I hereto are the only voting securities, or voting rights in capital stock of the Company, owned (beneficially or of record) by the undersigned as of the date hereof.

This Voting Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the undersigned and its respective successors and assigns. The undersigned agrees that irreparable damage would occur if any provision of this Voting Agreement were not performed in accordance with the terms hereof and that StarGuide and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Voting Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of California or any California state court, in addition to any other remedy to which it is entitled at law or in equity.
In the event that the Agreement is terminated in accordance with its terms, this Voting Agreement shall automatically terminate and be of no further force or effect. Upon such termination, except for any rights StarGuide or the Company may have in respect of any breach by the undersigned of its obligations hereunder, there shall be no further obligation or liability hereunder.


                                              Very Truly Yours,



                                              Pequot Capital Management, Inc.,
                                              a Connecticut corporation
                                              By:/s/  Kevin E. O'Brien
                                              Its: General Counsel
                                              dated this 7th day of July, 2000.
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                                                                     Schedule 1

                                COMPANY SHARES


Type:                                                                Number:

Common Stock                                                         4,987,911